UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Resource Real Estate Opportunity REIT, Inc.

(Name of Subject Company)

Resource Real Estate Opportunity REIT, Inc.

(Name of Person Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

76123B107

(CUSIP Number of Class of Securities)

Alan F. Feldman

Chief Executive Officer

or

Shelle Weisbaum

Chief Legal Officer, Senior Vice President and Secretary

Resource Real Estate Opportunity REIT, Inc.

1845 Walnut Street, 18th Floor

Philadelphia, Pennsylvania 19103

(215) 231-7050

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert Bergdolt, Esq.

Laura K. Sirianni, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Tender Offer”) by Everest REIT Investors I, LLC (the “Offeror”) to purchase up to 3,600,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares” or “Common Stock”), of Resource Real Estate Opportunity REIT, Inc., a Maryland corporation (the “Company”), at a purchase price of $7.00, in cash (without interest), per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2018 (the “Offer to Purchase”), attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror on October 1, 2018, as amended from time to time (the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Resource Real Estate Opportunity REIT, Inc. and the address and telephone number of its principal executive offices are 1845 Walnut Street, 18th Floor, Philadelphia, Pennsylvania 19103 and (866) 469-0129, respectively.

The title of the class of equity securities to which the Tender Offer relates is the Common Stock of the Company, $0.01 par value per Share. As of the close of business on October 1, 2018, there were 70,563,588.196 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offeror to purchase up to 3,600,000 Shares, at a price of $7.00, in cash (without interest), per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase.

The Offeror has a history of making tender offers for shares of various direct participation programs such as the Company at prices below perceived value. Historically, the number of shares acquired by the Offeror through those efforts has been de minimis.

Unless the Tender Offer is extended, it will expire at 9:00 p.m., Pacific Time, on Friday, November 16, 2018.

According to the Offeror’s Schedule TO, the Offeror’s business address is 199 S. Los Robles Ave., Suite 200, Pasadena, California 91101 and its telephone number is (626) 585-5920.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and their executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (i) the section entitled “Part I, Item 1A. Risk Factors – Risks Related to Conflicts of Interest” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 29, 2018 (the “2017 Form 10-K”) and (ii) the sections entitled “Certain Information About Management – Director Independence,” “ – The Conflicts Committee,” “ – Report of

the Conflicts Committee,” and “Stock Ownership” in the Company’s Definitive Proxy Statement Pursuant on Schedule 14A, filed with the SEC on April 27, 2018 (the “2018 Proxy Statement”), all of which information is incorporated herein by reference. The 2017 Form 10-K and the 2018 Proxy Statement were previously made available to all of the Company’s Stockholders and are available for free on the SEC’s website at www.sec.gov.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation Recommendation.

The Board of Directors has thoroughly and carefully reviewed, analyzed and discussed with representatives of the Company’s management the terms and conditions of the Tender Offer as described in the Schedule TO. In its review and analysis, the Board of Directors consulted with representatives of the Company’s external advisor, Resource Real Estate Opportunity Advisor, LLC (the “Advisor”), and received advice from the Company’s outside legal advisors relating to the terms of the Tender Offer as described in the Schedule TO. Further, the Board of Directors considered the Company’s most recent estimated value per Share (the “EVPS”) of $10.80 as of December 31, 2017, which EVPS was approved by the Board of Directors on March 28, 2018, as well as the terms and conditions of the share redemption program that permits stockholders to sell their Shares back to the Company. For more information on the Company’s most recent EVPS and share redemption program, see “- (c) Reasons for the Recommendation – the Key Reasons for the Recommendation.” Based on this analysis and these consultations, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interest of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors may suspend, terminate or amend the Company’s share redemption program without stockholder approval upon 30 days’ notice if it determines that such suspension, termination or amendment is in the Company’s best interest. Further, the Board of Directors makes no assurances with respect to (i) future distributions, if any, or (ii) the timing of or ability to provide liquidity to the Stockholders, including the ability under the share redemption program for the Company to redeem Shares.

(b) Background.

On October 1, 2018, the Offeror filed the Schedule TO with the SEC, commencing the Tender Offer.

On October 2, 2018, the Board of Directors received and reviewed and copy of the Schedule TO filed by the Offeror on October 1, 2018.

On October 2, 2018, the Board of Directors received and reviewed a memorandum from the Company’s outside legal advisors relating to the Schedule TO summarizing (i) certain details and terms of the Tender Offer, (ii) the Board of Directors’ responsibilities and obligations in connection with the Tender Offer and (iii) certain steps the Board of Directors would be required to take in response to the Tender Offer.

Based on the Board of Directors’ (i) review, analysis and discussion with representatives of the Company’s management of the terms and conditions of the Tender Offer as described in the Schedule TO, (ii) own extensive knowledge of the Company’s business, historical financial performance and condition and portfolio of assets, (iii) March 28, 2018 approval of the EVPS of $10.80, (iv) review of the terms and conditions of the Company’s share redemption program and (v) consultation with the representatives of the Advisor and advice from the Company’s outside legal advisors relating to the terms of the Tender Offer as described in the Schedule TO, the Board of Directors unanimously determined that the Tender Offer was not in the best interest of the Company or its Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Offeror for purchase pursuant to the Tender Offer.

(c) Reasons for the Recommendation.

The Process. In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed, analyzed and discussed with representatives of the Company’s management the terms and conditions of the Tender Offer as described in the Schedule TO, (ii) consulted with representatives of the Advisor and received advice from the Company’s outside legal advisors relating to the terms of the Tender Offer as described in the Schedule TO, (iii) reviewed the EVPS of $10.80 and its determination thereof, (iv) considered the terms and conditions of the Company’s share redemption program, and (v) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, historical financial performance and condition and portfolio of assets in order to assess the adequacy of the terms and conditions of the Tender Offer.

The Role of the Advisor. Because the Company has no direct employees, it relies on personnel employed by the Advisor and its affiliates for the day-to-day operation of the Company’s business. Due to its familiarity with the Company’s portfolio of properties and operations, the Advisor and its personnel are well situated to provide the Board of Directors with relevant information regarding the Company’s business, historical financial performance and condition and portfolio of assets.

The Key Reasons for the Recommendation. The reasons the Board of Directors believes that the Tender Offer is not in the best interest of the Company or its Stockholders include the following:

•

The Board of Directors and the Advisor believe that the Offer Price is significantly less than the current value and potential long-term value of the Shares. This belief is based on, among other things, the Company’s most recent EVPS of $10.80 as of December 31, 2017, which EVPS was approved by the Board of Directors on March 28, 2018. In arriving at this EVPS, the Board of Directors reviewed and considered the range in EVPS of our common stock as of December 31, 2017 provided by Duff & Phelps, LLC (“Duff & Phelps”), a third party valuation and advisory firm. Duff & Phelps based this range in EVPS upon its estimates of the “as is” market values of the Company’s interests in 30 multifamily properties and one debt investment. Duff & Phelps made adjustments to the aggregate estimated values of the investments to reflect balance sheet assets and liabilities provided by management before calculating a range of EVPS based on the number of outstanding shares of our common stock as of December 31, 2017. The valuation report that Duff & Phelps prepared (the “Valuation Report”) summarized the key inputs and assumptions involved in the appraisal of each of the Company’s investments. Duff & Phelps’s valuation was designed to follow the prescribed methodologies of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Institute for Portfolio Alternatives in April 2013. The Valuation Report indicated a range in EVPS of $9.93 to $11.76, with an approximate midpoint value of $10.80 per share, which the Conflicts Committee of the Board of Directors (the “Conflicts Committee”) concluded was appropriate based on its receipt and review of the Valuation Report and in light of other factors considered by the Conflicts Committee and the Conflicts Committee’s own extensive knowledge of the Company’s assets and liabilities. Upon recommendation by the Advisor, the Conflicts Committee recommended to the Board of Directors that it adopt $10.80 as the EVPS, which approximates the midpoint value as disclosed in the Valuation Report. The Board of Directors unanimously approved $10.80 as the EVPS.

The EVPS of $10.80, as described in the 2017 Form 10-K (the “2017 Valuation”), is $3.80 per share (54%) higher than the Offer Price. The Advisor has not updated this estimate and does not intend to do so until the first quarter of 2019. However, the Advisor does not believe there are any material changes in market conditions, property conditions, or property operations that would negatively impact the overall valuation of the real estate assets valued as of December 31, 2017. Thus, based on discussions with management and representatives of the Advisor and the Advisor’s knowledge and familiarity with the Company’s portfolio of properties, the Board of Directors believes that the EVPS of $10.80 has not been materially negatively impacted since March 28, 2018.

The Board of Directors notes that, because the Shares are not listed on any exchange, there is a limited market for the common stock and the value of the Shares will fluctuate over time in response to a number of factors that may be difficult to predict and may be outside of the Company’s control, including developments related to individual assets in the portfolio and the management of those assets and the effects of the real estate and finance markets. As with any valuation methodology, the methodology the Board of Directors used to establish the EVPS of $10.80 was based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete. Different parties using different assumptions and estimates could derive a different EVPS, which could be significantly different from the EVPS of $10.80 approved by the Board of Directors. The EVPS of $10.80 was calculated as of a particular point in time.

The Board of Directors notes the EVPS of $10.80 is subject to the methodologies, assumptions and limitations described in the 2017 Form 10-K. For important information regarding the methodologies, assumptions and limitations of the EVPS of $10.80, see the 2017 Form 10-K.

•

The Offeror states in the Offer to Purchase, based on its review of The Direct Investments Spectrum, an independent secondary market reporting publication, that there was “1 trade of Shares on secondary markets during the twelve months ended July 31, 2018 (most recent period published)… at a price of $8.50 per Share.” The Offeror acknowledges that the information published by The Direct Investments Spectrum is believed to be the product of its private market research and does not constitute the comprehensive transaction reporting of a securities exchange. In addition, the Offeror states that it does not know whether the foregoing information is accurate or complete and is unaware of any other more recent trading prices. As such, the Board of Directors cautions Stockholders against relying on reports regarding secondary market transactions as an indication of value of the Shares given the lack of a trading market.

•

Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Offeror to purchase Shares at a deeply discounted price that does not reflect the intrinsic value of the Shares and make a profit and, as a result, deprive the Stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Shares. In that regard, the Board of Directors notes that, in the Offeror’s own words: “The [Offeror] is making the [Tender] Offer for investment purposes and with a view to making a profit for itself. In establishing the purchase price of $7.00 per Share, the [Offeror] is motivated to establish a price which might be acceptable to some [Stockholders] and is consistent with the [Offeror’s] objectives.” The Offeror also states that “[a]s a result of the limited sale alternatives for [Stock]holders, the [Offeror] may not need to offer as high a price for the Shares as [it] would otherwise.”

•

The Offeror states that it considered the EVPS of $10.80 among the factors it considered in determining the Offering Price as described in the Offer to Purchase. Another of the factors the Offeror used to determine the Offer Price was a “discount to potential liquidation value that is acceptable to Offeror given the illiquidity of the Shares.” However, the Offeror does not provide any analysis as to how it arrived at such discount. The Offeror does state that another factor it used to determine the Offer Price was its “desire to set an Offer Price that will be acceptable to some [Stockholders] and will also enable [the Offeror] to make a profit by holding on to the Shares until the [Company] is liquidated.” In other words, the Offeror created a “discount” calculated to arrive at an offer price the Offeror believed was just high enough to persuade a sufficient number of Stockholders to tender and sell their Shares to the Offeror. As previously stated, the Board of Directors believes that the Offer Price represents a significant “discount” to the Company’s EVPS of $10.80.

•

The Offeror acknowledges that it “… did not obtain current independent valuations or appraisals of the [Company’s] assets” and that it “is not an appraiser of real estate, and did not attempt to estimate specific values for specific properties owned by the [Company].” The Offeror further states “No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the [Offeror] or any affiliate of the [Offeror] as to such fairness.” The Board of Directors and the Company’s management believe this illustrates the lack of credibility of the Offeror’s valuation methods and the inadequacy of the Offer Price.

•

Subject to conditions and limitations, the Company currently provides a liquidity option for stockholders under a share redemption program (the “SRP”) that permits stockholders to sell their Shares back to the Company. Stockholders may have their Shares redeemed by the Company under the SRP at 95% of the current per share net asset value (Currently $10.26 based on the EVPS of $10.80 as of December 31, 2017 or 47% above the Offer Price).

•

Generally, the cash available for redemption under the SRP will be limited to proceeds from the Company’s distribution reinvestment plan plus, if the Company had positive operating cash flow from the previous fiscal year, 1% of all operating cash flow from the previous fiscal year. The Board of Directors will determine at least quarterly whether the Company has sufficient excess cash to repurchase shares. In addition, the Company may not redeem more than 5% of the weighted average number of Shares outstanding during the twelve-month period immediately prior to the date of redemption. Based on the current redemption price, and assuming the Board of Directors determines that the Company has sufficient excess cash to repurchase shares, the terms of the SRP provide sufficient cash to redeem all redemption requests submitted up to the 5% limitation. During the twelve-month period up to and including the most recent redemption date, approximately 4.86% of the weighted average number of Shares outstanding were submitted for redemption and all redemption requests were honored by the Company. The Advisor is not aware of any factors that would cause an increase in the requests for redemptions under the SRP.

•

The Tender Offer is subject to certain conditions, some of which provide the Offeror with the “reasonable” discretion to determine whether the conditions have been met, such as the Offeror’s determination as to whether there has been any change or development that is or will be materially adverse to the Company or that will have a material adverse effect on the value of the Shares. In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Offeror implies, or with the same terms and conditions, including without limitation, the Offer Price.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interest of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that, because there is no trading market for the Shares, an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors may suspend, terminate or amend the Company’s share redemption program without stockholder approval upon 30 days’ notice if it determines that such suspension, termination or amendment is in the Company’s best interest. Further, the Board of Directors makes no assurances with respect to (i) future distributions, if any, or (ii) the timing of or ability to provide liquidity to the Stockholders, including the ability under the share redemption program for the Company to redeem Shares.

(d) Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own) or currently intend to sell such Shares.

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer or otherwise.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On September 12, 2018, pursuant to the share redemption program, the Company redeemed approximately 747,322 Shares eligible for redemption at an average purchase price of $10.29 per Share, for an aggregate price of approximately $7.7 million.

During the 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken, and is not engaged in any, negotiations in response to the Tender Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

There is no transaction, board resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8.	ADDITIONAL INFORMATION.

Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9.

The appraisal methodology for the Company’s appraised real estate properties assumes the properties realize the projected net operating income and expected exit cap rates and that investors would be willing to invest in such properties at yields equal to the expected discount rates. Though the appraisals of the appraised real estate properties and the valuation estimates with respect to the Company’s other investments are Duff & Phelps’ best estimates as of December 31, 2017, the Company can give no assurance in this regard. In particular, as of December 31, 2017, a majority of the Company’s real estate assets have non-stabilized occupancies. An appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to higher vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Even small changes to these assumptions could result in significant differences in the appraised values of the appraised real estate properties and the EVPS. Actual events may cause the value and returns on the Company’s investments to be less than that used for purposes of the EVPS. These statements also depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain or stabilize occupancy levels and rental rates at its real estate properties; the ability for the Company to continue funding redemptions under its SRP; and other risks identified in Part I, Item 1A, “Risk Factors” in the 2017 Form 10-K (which section is incorporated herein by reference).

ITEM 9.	EXHIBITS.

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

By:	/s/ Steven R. Saltzman
Name: Steven R. Saltzman
Title: Chief Financial Officer

Dated: October 12, 2018

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Text of Letter to the Company’s Stockholders, dated October 12, 2018*

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 29, 2018**

(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 27, 2018**

(g)	Not applicable

*	Included in copy mailed to Stockholders.
**	Incorporated herein by reference.